UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Form 10-SB Post Effective Amendment No. 3

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Patagonia Gold Corporation
                 (Name of Small Business Issuer in its Charter)



Florida                                                               65-0401897
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)

1505-1060 Alberni Street, Vancouver, B.C., Canada V6E 4K2
(Address of principal executive offices)                         Zip Code

                                 (604) 687-4432
                           (Issuer's Telephone Number)


Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered under Section 12(g) of the Act: Common stock, $.001 par value per share


                                                                   Page 1 of 75.
                                                Index to exhibits is on Page 30.

                           Patagonia Gold Corporation
                      Registration Statement on Form 10-SB

                                     Part I

                                                                            Page
                                                                            ----

Item 1.   Description of Business                                              3
          A.  General                                                          3
          B.  Risk Factors Related to the Company's Business                   5

Item 2.   Management's Discussion and Analysis or Plan of Operation           11

Item 3.   Description of Property                                             15

Item 4.   Security Ownership of Certain Beneficial Owners and Management      19

Item 5.   Directors, Executive Officers, Promoters and Control Persons        20

Item 6.   Executive Compensation                                              21

Item 7.   Certain Relationships and Related Transactions                      22

Item 8.   Description of Securities                                           23

                                     Part II

Item 1.   Market Price and Dividends on the Registrants' Common Equity
          and other Shareholder Matters                                       23

Item 2.   Legal Proceedings                                                   24

Item 3.   Changes in and Disagreements with Accountants on Accounting
          And Financial Disclosures                                           24

Item 4.   Recent Sales of Unregistered Securities                             24

Item 5.   Indemnification of Directors and Officers                           25


                                    Part F/S

Item 1.   Index to Exhibits                                                   29


                                    Part III

Item 1.   Index to Exhibits                                                   30

ITEM 1. DESCRIPTION OF BUSINESS

A    GENERAL

     Patagonia Gold Corporation (the "Company" or "Patagonia") was incorporated under the laws of the State of Florida on March 31, 1993, under the name "Cayman Purchasing & Supply, Inc.". The Company was inactive until it redirected its business efforts in mid 1997 following a change of management, which occurred on June 25, 1997, to the acquisition, exploration and development of exploration projects that have the potential to become low cost mining operations. The Company changed its name to Patagonia Gold Corporation on October 13, 1997 to more fully reflect its business activities.

     On July 30, 1997 the Company entered into a share exchange transaction with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), a company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all the issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. The assets of PGM at the date of acquisition consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417.

     Since its redirection, the Company's activities have been focused primarily on the examination of prospective mineral properties, the acquisition of rights to certain mineral properties and the implementation of preliminary exploration programs on those properties in which it has acquired an interest. Since commencement of its exploration operations in 1997, the Company has undertaken a review of its mining properties in Argentina. In addition to Argentina, primary regions under investigation by the Company include Canada, Cote D' Ivoire, Liberia, Mexico and Morocco. See "Item 3. Description of Property."

     All of the mineral properties in which the Company has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties contain any known reserves. The Company's primary objective is to explore for gold, silver and base metals and to develop those existing exploration projects that have the potential to become low cost mining operations. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.

     The Company is in the exploration stage and has a limited operating history. No representation is made, nor is any intended, that the Company will be able to carry on its activities profitably. Moreover, the likelihood of the success of the Company must be considered in the light of the expenses, difficulties, and delays frequently encountered in connection with mineral resource exploration and development and with the formation of a new business.

     The Company encounters strong competition from other exploration and mining companies in connection with the acquisition of properties producing, or capable of producing, gold, silver and base minerals. The Company also competes with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations. Precious and base metals are worldwide commodities and, accordingly, the Company will sell its future production at world market prices.

     All of the Company's exploration activities in Argentina are subject to regulation by governmental agencies under one or more of the various environmental laws. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and reclamation of lands which are disturbed. The Company believes that it is in substantial compliance with applicable environmental regulations. Since our exploration programs in Argentina are only in their initial stages we are not presently subject to Argentina environmental laws. It is only after the Company has delineated sufficient proven mineable reserves as a result of extensive geophysical and geochemical surveys coupled with a diamond-drilling program to warrant the development of a mine that the company will be faced with compliance with environmental laws. Argentina environmental laws and regulations are not expected to have any material adverse impact on capital expenditures, earnings and competitive position of the Company for the remainder of the current fiscal year, the next fiscal year or in subsequent periods deemed material by the Company since the Company's exploration programs at still at the primary exploration level.

     In connection with its future mining and processing operations, the Company will be required to comply with various Argentina federal, provincial and local laws and regulations pertaining to the discharge of materials into the environment. The Company will also be required to maintain various permits and licenses necessary for its operations from appropriate regulatory agencies. Apart from capital expenditures associated with the construction and maintenance of facilities required for the usual mining and processing activities, the Company does not anticipate that compliance with environmental laws will have a material adverse effect upon capital expenditures, earnings and competitive position of the Company for the remainder of the current fiscal year, the next fiscal year or in subsequent periods deemed material by the Company. Patagonia is not currently subject to any material proceedings arising under environmental laws and regulations.

     In light of the nature of its business the Company could face significant exposure from potential claims involving environmental matters. These matters could involve alleged soil, air or water contamination, and personal injuries or property damage allegedly caused by toxic materials handled or used by the Company in connection with future mining operations. The Company's policy would be to accrue environmental and cleanup costs when it is probable that a liability has been incurred and the amount of such liability is determinable. However, future environmental-related expenditures cannot be reasonably quantified in any circumstances due to the speculative nature or remediation and cleanup costs, estimates and methods, the imprecise and conflicting data regarding the characteristics of various types of materials and waste, the unknown number of other potentially responsible parties involved, the extent t which such costs may be recoverable from insurance and changing environmental laws and interpretations. As a result the Company believes its future environmental-related expenditures could potentially become material at some point, but the amount of such expenditures are uncertain at this time.

     Argentina regulations require permits to be obtained for the Company's exploration activities; these permits are normally subject to public review processes resulting in public approval of the activity. The review of applications for exploration permits in the province of La Rioja, where all of the Company's properties are located, is usually one year. While these laws and regulations govern how the Company conducts many aspects of its business, management of the Company does not believe that they have a material adverse effect on its results of operations or financial condition at this time. The Company's projects are evaluated considering the cost and impact of environmental regulation on the proposed activity. New laws and regulations are evaluated, as they develop to determine the impact on, and changes necessary to, the Company's operations. It is possible that future changes in these laws or regulations could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

     The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the near future.

     The Company does not currently file reports with the Securities and Exchange Commission.

     As of September 27, 1999, there were four full-time and two part-time employees.

     The Company's Registered offices are located at Law Offices of Eric P. Littman, P.A. 7695 S.W. 104th Street, Offices at Pinecrest, suite 210, Miami Florida 33156. The Corporate offices are located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2.

B.   RISK FACTORS RELATED TO THE COMPANY'S BUSINESS

1.   General Risks

     A.   Recently Organized Company

               The Company was only recently organized and has no operating history. The Company is faced with the following financial and operating difficulties (1) obtaining financing, either through debt or equity, (2) attracting experienced management, (3) not only the acquiring of rights to prospective mineral properties, but the eventual development of mineral properties (4) developing cash flow
          (5) lack of revenues. The Company, therefore, must be considered promotional and in its early formative years and in the exploration stage. Prospective investors should be aware of the difficulties normally encountered by a new enterprise. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably. The Company has limited assets and has had no revenues to date.

     B.   Experience of Management

               Although the Company's management ("Management") has general business experience, prospective investors should be aware that Management has limited experience in the mining industry and in particular with respect to the acquisition, exploration and development of mineral resource properties. See "Directors and Officers."

     C.   Potential future 144 Sales

               Of the 50,000,000 shares of the Company's Common stock authorized, there are presently issued and outstanding 13,000,000, all but approximately 3,625,000 shares are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Currently there are 9,375,000 restricted shares. The shares are held by non-affiliates of the Company and will be freely tradable without volume restrictions after said shares have been held by the holders for two years. Of the 9,375,000 restricted shares, non-affiliates own 9,375,000 shares, which will become freely tradable after November 1999. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding Common stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of
          Section 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale over a period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares.

               Holders of the Company's common stock do not have pre-emptive rights. Investors should be aware of the fact that issuance of new shares by the Company will lead to the dilution of existing shareholder's interest.

     D.   Penny Stock Rules

               The Company's common stock is a "penny stock". Under Rule 15g-9 under the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or affect the purchase of a penny stock by any person unless:

          (1)  Such sale or purchase is exempt from Rule 15g-9; or

          (2) Prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

               The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

               It is likely that the Company's Common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common stock and the ability of purchasers in the offering to sell their securities in the secondary market.

2.   Risk Factors of the Company's Mining Business

     Resource exploration and development is a speculative business, characterised by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; any combination of these factors may result in the Company not receiving an adequate return of investment capital.

     A.   Exploration and Development Risks

               All of the Company's properties are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

               Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In additions, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have and adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

     B.   Operating Hazards and Risks

               Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damages to property, and possible environmental damages. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

     C.   Lack of Cash Flow and Additional Funding Requirements

               None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. The Company feels that its current cash position is strong enough to fund its 1999 capital requirements. The further exploration and the potential development of any ore deposits found on the Company's exploration license depends upon the Company's ability to obtain financing through any or all of the joint venturing of properties, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. The Company has no understanding or agreements with any person regarding such additional funding requirements. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

               The Company  has not  declared  or paid  dividends  on its shares
          since   incorporation   and  does  not  anticipate  doing  so  in  the
          foreseeable future.

     D.   Dividends

               The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. As a result, the Company will no be attractive to investors who are interested in earning dividends.

     E.   Title Risks

               The Company has not obtained an opinion of counsel as to title to its properties nor has it obtained title insurance. Any of the Company's properties may be subject to prior unregistered agreements of transfer.

     F.   Conflicts of Interest

               Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. David Jenkins is also president and a director of Aurora Gold Corporation and a director of Eurasia GoldFields, Inc. Cosme M. Beccar Varela is also president and a director of La Plata Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

     G.   Competition and Agreements with Other Parties

               The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties, on terms it considers acceptable, may be adversely affected.

               The Company may be unable in the future to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

     H.   Fluctuating Mineral Prices

               The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Moreover, significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

     I.   Environmental Regulation

               All phases of the Company's operations in Argentina are subject to environmental regulations. Environmental legislation in Argentina is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties of non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

     J.   Adequate Labour and Dependence Upon Key Personnel

               The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionised. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its Management. The loss of services of any of its Management could have a material adverse effect on the Company.

     K.   No Employment Agreements with Management

               The  Company   currently  has  no  employment   agreements   with
          Management and does not maintain, nor does it intend to obtain, key man life insurance on any member of its Management.

     L.   Political Risks

               There are significant political risks involving the Company's investment in Argentina. These risks include political, economic and social uncertainties. A change in policies by the government of Argentina could adversely affect the Company's interest by, among other things, change in laws, regulations, or the interpretations thereof, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, or the expropriation of private enterprises. Although management of the Company does not believe that the political factors described above have affected the Company's activities to date, these factors may make it more difficult for the Company to raise funds for the development of its mineral interests in such developing countries.

     M.   Year 2000 Risks

               Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. See "Item 2. Management's Discussion and Analysis or Plan of Operation."

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A    GENERAL

          The Company is a mineral exploration company based in Vancouver, Canada and is engaged in the exploration of precious metals. The Company was incorporated under the laws of the State of Florida on March 31, 1993, under the name "Cayman Purchasing & Supply, Inc.". On October 13, 1997, the Company changed its name to Patagonia Gold Corporation and is in the exploration stage.

          On July 30, 1997 the Company entered into a share exchange transaction with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), a company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all the issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. The assets of PGM at the date of acquisition consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417.

          The Company was inactive for the years ended December 31, 1993, 1994, 1995 and 1996.

          Since commencement of its exploration operations in 1997, the Company has undertaken a review of its mining properties in Argentina. In addition to Argentina, primary regions under investigation by the Company include Argentina, Canada, Cote D' Ivoire, Guatemala, Liberia, Mexico and Morocco.

          The management of the Company has developed the following exploration objectives: to acquire properties with large scale potential, to minimize capital costs on leases or concessions, to acquire properties adjacent or in close proximity to recent discoveries of large scale mineral reserves, to be the first-in staking where possible, to secure repatriation on mineral rights and royalties and to establish joint ventures and/or partnerships with established companies that possess the resources to complete mine development. All of the Company's properties are in the preliminary exploration stage without any presently known body of ore.

          The Company had no material revenues during fiscal 1993, 1994, 1995, 1996, 1997 and 1998. Income during fiscal 1998 and 1997 was the result of interest earned on funds raised during fiscal 1997, as the Company has no mineral properties in production. Funds raised in fiscal 1997 were used in the exploration and development of the Company's properties and the purchase of short-term available-for-sale equity securities.

          The Company believes that for the current fiscal year ended December 31, 1999 all capital requirements necessary to develop existing properties and to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage will be funded with present cash, cash equivalents and investments. Additional employees will be hired on a consulting basis as required by the exploration projects.

B    FINANCING

          In Fiscal 1997, the Company raised $1,540,000 and issued 9,000,000 shares as follows:

     Patagonia Gold Mines:

          In July 1997 Patagonia Gold Mines issued 5,500,000 shares at a price of $0.10 per share for an aggregate consideration of $550,000,

     Patagonia Gold Corporation:

          (a) In August 1997, the Company issued 2,000,000 shares at a price of $0.12 per share for an aggregate consideration of $240,000 pursuant to Rule 504 of Regulation D, (b) in September 1997 the Company issued 1,000,000 shares at a price of $0.25 per share for an aggregate consideration of $250,000 pursuant to Rule 504 of Regulation D, (c) in October 1997 the Company issued 500,000 shares at a price of $1.00 per share for an aggregate consideration of $500,000 pursuant to Rule 504 of Regulation D.

          On July 30, 1997, the Company exchanged 5,500,000 common shares of Patagonia Gold Corporation for 100% of the issued and outstanding common shares of Patagonia Gold Mines, Ltd., ("PGM") a Bermuda corporation. The assets of PGM at the date of acquisition consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417. Also on July 30, 1997 the Company issued 3,000,000 restricted common shares valued at $300,000 upon acquiring five mineral exploration permits in Argentina.

          No funds were raised in Fiscal 1998.

          Funds raised in 1997 were used in the exploration and development of the Company's properties in fiscal 1997 and 1998 and the purchase of short-term available-for-sale equity securities.

C    FINANCIAL INFORMATION

     (a) Six Months Ended June 30, 1999 (Fiscal 1999) versus Six Months Ended June 30, 1998 (Fiscal 1998).

               Net loss for the six months ended June 30, 1999 increased by $11,472 to $42,183 (June 30, 1998 - $30,711), due to (a) Consultants
          increased by $12,000 to $12,000 (June 30, 1998 - $0), (b) Professional Fees - accounting decreased $9,155 to $845 (June 30, 1998 - $10,000),
          (c) office and miscellaneous expenses decreased $4,078 to $2,842 (June 30, 1998 - $6,920), (d) interest income decreased $18,956 to $642
          (June 30, 1998 - $19,598) and (e) exploration expenses decreased $11,940 to $5,142 (June 30, 1998 - $17,182).

     (b) Twelve Months Ended December 31, 1998 (Fiscal 1998) versus Twelve Months Ended December 31, 1997 (Fiscal 1997).

               Net loss for the twelve months ended December 31, 1998 increased by $107,131 to $135,708 (December 31, 1997 - $28,577), due primarily to the Company having limited operations in fiscal 1997.

               Exploration   expenditures   increased   by  $69,540  to  $94,295
          (December 31, 1997 - $24,755)

     (c) Twelve Months Ended December 31, 1997 ("Fiscal 1997") versus Twelve Months Ended December 31, 1996 ("Fiscal 1996").

               Net loss in Fiscal 1997 increased by $28,577 (December 31, 1996 - $0), due primarily to the Company being inactive in 1996.

     (d)  March 31, 1993 (inception) to December 31, 1996.

               Between March 15, 1993 and December 31, 1996 the company had limited financial activity other than as related to organizational expenses of $10,000.

D    FINANCIAL CONDITION AND LIQUIDITY

          For the six months ended June 30, 1999 and the fiscal years ended December 31, 1998 and 1997, the Company met its capital requirements through proceeds of the sale of common stock of the Company.

          At June 30, 1999, the Company had cash of $42,977 (December 31, 1998 - $73,651, December 31, 1997 - $1,301,165); investments consisting of available-for-sale equity securities of $1577,910 (December 31, 1998 - $1,597,456, December 31, 1997 - $377,136); and working capital of
     $1,430,714   (December  31,  1998  -   $1,625,474,   December  31,  1997  -
     $1,663,096). Total liabilities at June 30, 1999 were $190,341 (December 31, 1998 - $15,853, December 31, 1997 - $16,883). During the six months ended March 31, 1999 the Company purchased $163,354 additional investments of available-for-sale equity securities (twelve months ended, December 31, 1998 - $1,603,921, December 31, 1997 - $225,463). Proceeds from the sale of available-for-sale equity securities for the six months ended June 30, 1999 were $0 (twelve months ended, December 31, 1998 - $528,649, December 31, 1997 - $0).

          The Company feels that its current cash position is strong enough to fund capital requirements in fiscal 1999 and 2000. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings.

          Management of the Company is committed to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage. Additional employees will be hired on a consulting basis as required by the exploration projects.

          None of the Company's properties has warranted development and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

          The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

E    YEAR 2000 ISSUES.

          The company utilizes software and related technologies in its business that will be affected by the "Year 2000 computer problem", which is common to many corporations and governmental entities. This problem concerns the inability of information systems, primarily computer software programs and certain hardware, to properly recognize and process date-sensitive information as the Year 2000 approaches. Absent corrective actions, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in system failure or miscalculation causing disruptions to various activities and organizations.

          The Company has modified and tested all the critical applications along with all non-critical applications of its information technology ("IT"), the result of which is that all such applications have been either modified or replaced and are now Year 2000 compliant. The Company used an independent consultant to oversee the Year 2000 project as well, as to perform certain remediation efforts. In-addition, progress on the Year 2000 project is also monitored by senior management, and reported to the Board of Directors. The total amount of the payments made to-date and to be made hereafter to such independent consultant are not expected to be material. Based on the Company's analysis to date, the Company believes that its material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. Contingency plans are being developed for all major components in case of system failures surrounding the Year 2000. The Company's Year 2000 compliance work has not caused, nor does the Company expect that it will cause, a deferral on the part of the Company of any material IT or non-IT projects.

          The Company has identified critical suppliers, as well as other essential service providers, and has surveyed their Year 2000 compliancy.
     Based on expected compliance dates expressed by some of these critical suppliers and other service providers, additional follow-up will be required to fully assess their state of readiness for the Year 2000. These follow-up activities will occur throughout 1999. For other suppliers and service providers, risk assessments and contingency plans, where necessary were developed. The Company has taken the above steps to address issues surrounding suppliers and service providers; however the Company has no direct ability to influence other parties' compliance actions. The Company believes it has taken the necessary actions to mitigate the effect of the Year 2000 risks, however, there can be no assurance that any of the Company's vendors or others, with whom it transacts business, will be Year 2000 compliant prior to such date. The company is unable to predict the ultimate effect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected, and, in addition, the company cannot predict the number and nature of its vendors and customers who will fail to become Year 2000 compliant prior to January 1, 2000. Significant Year 2000 difficulties on the part of vendors or customers could have a material adverse impact upon the Company's operating results and financial condition.

          The Company's most likely potential risk is a temporary inability of third party assay labs to correctly assay the mineral content of the rock and soil samples sent to them for analysis. The Company has prepared a list of alternative labs to use should the assay lab currently used not be able to correctly assay the material.

          Contingency plans for the Year 2000 related business interruption are being developed and are expected to be completed by mid November 1999 and will include, but not be limited to, the development of emergency backup recovery procedures, replacing automated processes with manual processes and identification of alternative suppliers. The Company's Year 2000 efforts are ongoing and its overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. While the Company is taking steps it believes to be necessary to prevent any major interruption to its business activities that will depend in part, upon the ability of third parties to be Year 2000 compliant.

F    NEW ACCOUNTING PRONOUNCEMENTS

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the object of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk of (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 1999.

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

          In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

Item 3. DESCRIPTION OF PROPERTY

          All of the Company's properties are in the preliminary exploration stage and do not contain a commercially viable mineral deposit.

A    Acquisition of Property Interests or Options to acquire Property Interests

          Since commencement of its exploration operations in 1997, the Company has undertaken a review of its mining properties in Argentina. In addition to Argentina, primary regions under investigation by the Company include Argentina, Bolivia, Canada, Cote D' Ivoire, Guatemala, Liberia, Mexico and Morocco.

          The  Company  holds  100%   interest  in  seven  mineral   exploration
     concessions in Argentina of which two are cateos and the remaining five are mineral discovery concessions.

          In Argentina, a cateo is a parcel of land to which an exclusive prospecting right has been granted to an individual or a corporation. The mineral rights in Argentina belong to the state. The government grants these rights to applicants on a first come first serve basis. Applications for cateos (concessions) can typically take a number of years for approval with the bureaucratic process there. The application process, however, is rigidly controlled such that the applicant has all the risks and rewards associated with legal ownership. During application stage, the applicant is permitted to explore the property and can transfer, assign or sell the application to other parties. Once the application/right has been granted by the Argentina government, the mineral exploration concession license/permit gives the Company an exclusive right over all mineral discoveries made within the areas concerned. Exploration rights are temporary. The title owner has a maximum of 1100 days (almost three years) to make discoveries. Portions of the area must be gradually discarded so that at the end of the 1100 days the whole area becomes free and can be petitioned by another individual or company. The 1100-day term has not yet commenced. A change in the mining regulations of the La Rioja Provincial government requires all exploration concessions ("Cateos) to be re-oriented along north-south east-west grid lines. Patagonia's original cateos were placed along geographical lines other than those, to best cover areas of geological interest. New cateo boundaries have been submitted to the Rioja Provincial government and the company is awaiting formal approval (which has been assured by the provincial government) prior to the commencement of the 1100-day term. The commencement date is expected in the near future but no specific date has been supplied by the Rioja Provincial government.

          In Argentina, a Mineral Discovery license/permit is granted by the Argentina government under the following circumstances. An explorer that finds indications of the presence of a deposit may apply for an area/concession double the size of the maximum permitted. The "indications of the presence of a deposit" to support the application for the "mineral discovery license" is a legal concept of the Argentina Mining Law. It does not necessarily mean that an economically significant ore body has been discovered. It just means that the explorers have found sufficient indications in the ground to justify the continuation of the work after the end of the 1100 days, transforming the temporary exploration permit into a permanent mining right. The application for a maximum area/concession depends on the type of mineral found and the regulations in force in each province. Upon receipt of the application, the local authority checks the fulfilment of all corporate and legal conditions of the application and registers an exclusive zone of up to 3,000 or 6,000 hectares (a "Hectare" is a surface measurement of the metric system, equivalent to 2.471 acres). The text of the registration is published three times on three consecutive days in a local newspaper to give an opportunity to other prospectors to claim a better or prior right to the same area or to portions of the area. Quite often there are overlaps, so that the original diagram of the exclusive zone suffers amendments. The discoverer must reduce the exclusive zone to the actual size of the area that he intends to own. This depends on the exact location and distribution of the deposit in the ground. As the exclusive zone has double the size of the maximum permitted, the reduction will result in at least half the size. Once reduced, the applicant must stake the claim by putting poles in its angles. This is called the "Mensura" (measurement) and must be done by land surveyors.

          During Fiscal 1998, the Company continued its preliminary field assessment and sampling programs on the five exploration license areas ("ELAs" - "cateos"), Carmela IV, Carmela VI, Carmela VII, Carmela VIII and Carmela IX, held in the Province of La Rioja, Department of Rosario Vera Penaloza, District of Chepes. Each cateo consisted of 10,000 hectares for a total of 50,000 hectares. The exploration permits for the mineral exploration concessions were originally acquired by the Company in July 1997. Based on an analysis of geophysical data compiled from existing airborne geophysical surveys (magnetometer and radiometric surveys) carried out jointly by the Argentinean and Australian surveys and ground work completed by the Servicio Geologico Minero Argentino ("SEGMAR") the Company gradually reduced the size of the five cateos and reapplied for the most prospective areas of the cateos under the following exploration/mineral discovery permits.


          During 1998 and 1999 the Company conducted preliminary field assessments of the properties. This included reconnaissance, mapping and sampling of individual outcrops. No significant anomalous values have been returned to date, however, the area hosts quartz veins and structural features similar to precious and base metal mineralized bodies found throughout the general area. Recent sampling has returned significant gold and silver values from quartz veining and quartz stockwork material on ground immediately to the south of the companies concessions. The Sierra de las Minas area continues to be the focus of successful exploration and drilling of similar quartz vein bodies by such companies as Golden Peaks Resources in joint partnership with Mitsubishi Materials Corp.


     The Company currently holds the following exploration/mineral discovery permits:

     Piloncho 1
     Type of concession:  Cateo (exploration permit)
     Number of hectares:  9,975
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.
     Current status:      Application filed with the government

     Piloncho 2
     Type of concession:  Cateo (exploration permit)
     Number of hectares:  9,450
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.
     Current status:      Application filed with the government

     Piloncho 20
     Type of concession:  Mineral Discovery
     Number of hectares:  3,500
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.
     Current status:      Application filed with the government

     Piloncho 21
     Type of concession:  Mineral Discovery
     Number of hectares:  3,500
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.
     Current status:      Application filed with the government

     Carmelita 16
     Type of concession:  Mineral Discovery
     Number of hectares:  3,000
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.
     Current status:      Application filed with the government

     Carmelita 17
     Type of concession:  Mineral Discovery
     Number of hectares:  2,000
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.
     Current status:      Application filed with the government

     Carmelita 18
     Type of concession:  Mineral Discovery
     Number of hectares:  2,000
     Location of claims:  Province of La Rioja, Department of Rosario Vera
                          Penaloza, District of Chepes.

     Current status:      Application filed with the government

          The concessions are located in Sierra de Chepes in the extreme south end of the Province of La Rioja, 1,000 Kilometres Northwest of Buenos Aires, in the departments of Rosario Vera Penaloza and San Martin, immediately north of the town of Chepes. The concessions are readily accessible by paved road from the city of La Rioja situated approximately 200 kilometres to the north. Provincial Highway 79 traverses the entire eastern boundary of the concessions in a north-south direction and Provincial Highway 29 parallels the western boundary. A number of dirt roads and trails from the major highways provide convenient access to may parts of the concessions.

          The Sierra de Chepes is composed principally of plutonic rocks resulting from a number of phases of magmatic activity in the area. Late Proterozoic tonalite and granodiorite (The Chepes Formation) with migmatitic and porphyroblastic facies are predominant rock types with the concessions in the Sierra de Chepes.

          The basement complex throughout the Sierra de Chepes and Sierra de las Minas consisting of a varied assemblage of metavolcanics, migmatites, tonalites and granodiorites with some mafic phases is cut by a series of north-south trending mylonite zones. A complex system of rectilinear faults and fractures intersects these mylonite zones and may be genetically or structurally related to the gold-bearing quartz veins and shear zones in the area.

          During the next 24 months the company intends to conduct further geological, geochemical and geophysical work on the Argentina properties.

          During 1998 and 1999 the Company applied for and later dropped mineral exploration permits in the Cote D' Ivorie and Liberia. The Company also evaluated mineral properties in Argentina, Bolivia, Guatemala, Mexico and Morocco for potential acquisition.

          During the next twenty-four months the company will continue to evaluate potential mineral properties for acquisition. The current areas being focused on for acquisitions are Argentina, Bolivia, Guatemala and Mexico.

B    Exploration Activities and Anticipated Capital Expenditures

          The Company has been conducting preliminary exploration work on all of its properties since August 1997.

          The Company has retained the services of Gregory G. Crowe, M.Sc., P.Geo, P.Geol; and Ian Kearsley, B.Sc, M.Sc Geology, to evaluate the mineral and reconnaissance concessions on the Company's behalf. There are no long-term agreements or understandings regarding the continuation of these consulting relationships and all such arrangements may be terminated by either party thereto upon one month's prior notice. Ian Kearsley is compensated at the rate of $250 per day.

          The Company will retain independent mineral consultants on an as when needed basis.

          Consultants and advisors will be employed by the Company based on their technical expertise, familiarity with the subject matter, ability to speak the language of the country in which the Company's property interests are located; knowledge of local mining laws, ordinances and geology.

          The Company estimates that approximately $100,000 will be required from May 1999 through December 31, 1999 in order to complete its preliminary assessment of its properties.

          The Company feels that its current cash position is strong enough to fund all capital requirements in fiscal 1999 and 2000. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings. No assurance can be given that such financing will be available when required by the Company. The amount of funds that may be available to the Company may be less than that required by the Company and will be affected by factors, such as general market and economic conditions that are beyond the Company's control. The Company has no (1) understandings or agreements with any person regarding such financing and (2) present intentions to effectuate a merger or other business combination

          Notwithstanding the foregoing, if an appropriate opportunity presents itself to joint venture the continual exploration and if warranted, the development of its properties the Company intends to fully explore the viability of any such opportunities.

C    Office Facilities

          As of September 27, 1999 there are no long term agreements or commitments with respect to the Company's offices located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2. The office is rented on a month-to-month basis at a cost of $900 per month. The Company is required to give 30 days notice prior to vacancy.


Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of April 22, 1999 by
     (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding common stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at April 22, 1999 there were 13,000,000 shares of common stock issued and outstanding.

           Name of                                Shares of Common
          Beneficial                             Stock Beneficially   Percentage
            Owner                                       Owned            Owned
            -----                                       -----            -----
Carrington International Limited (1)                  3,000,000          23.1%
STE 2402,
Bank of America Tower
12 Harcourt , Central Hong Kong

Amalia Jaramillo                                      1,330,000          10.2%
Sextante 32
18003 Madrid, Spain

Dorothea Schnura                                      1,000,000           7.7%
Robert Kock Street 6
67259 Bemdershein, Germany

Gregorio Becerro                                        800,000           6.2%
Plaza Mayor 7
Salamanca, Spain

Viabilite et Establissement a.r.l. (1)                  800,000           6.2%
Broadcasring House,
Rouge Bouillon St.
Channel Island

Amenagement a.r.l. (1)                                  662,500           5.1%
PO Box 544
One Britannie Place Street
Jersey, Channel Island

Fernpark Investments Limited (1)                        650,000           5.0%
PO Box N-8318
Nassau, Bahamas

Officers and Directors

David E. Jenkins                                         50,000             *
1505-1060 Alberni Street
Vancouver, B.C. Canada V6E 4K2

Antonino G. Cacace                                            0             *
Crud-y-Gloyat
Carswell Bay
Swansea Wales, U.K.

Cosme M. Beccar Varela                                   25,000             *
Reconquista 657
1373 Buenos Aires, Argentina

Officers and Directors (3 persons)                       75,000             *


(1) To the best of the Company's knowledge, none of the above companies are affiliated to the officers and directors of the Company.

*    Less than 1%.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following persons are the directors and executive officers of the Company:

                   Name        Age                   Position
                   ----        ---                   --------
     David E. Jenkins          45    President and Director since June 25, 1997

     Antonino Cacace           53    Director since June 25, 1997

     Cosme M. Beccar Varela    38    Director and Secretary since June 25, 1997

     Cameron Richardson        46    Controller since October 1, 1997

          All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     Management's business experience during the past five years is as follows:

     David E. Jenkins, Director & President

          Mr. Jenkins is also the president of Aurora Gold Corporation a mineral
          exploration   company.   He   is   also   President   of   a   private
          business-consulting firm, specialising in venture capital.

     Antonino G. Cacace, Director

          Mr. Cacace is a founder and current Managing Director of Stelax Industries, a medium-sized steel and stainless steel mill facility in the United Kingdom.

     Cosme M. Beccar Varela, Director and Secretary

          Mr. Cosme M. Beccar Varela is a principal in the Law Firm of C & C Beccar Varela and has been employed with them since 1993

     Cameron Richardson, Controller

          Mr. Richardson is also controller of Aurora Gold Corporation a mineral exploration company. Prior to Aurora Gold Corporation he worked for International Corona Corporation in various corporate and operational accounting positions, most recently as a mine controller.


Item 6. EXECUTIVE COMPENSATION

(A)  General

          The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:

---------------------------------------------------------------------------------------------------------------------------
                                      Annual Compensation                            Long-Term Compensation
                                     --------------------------------------------------------------------------------------
                                                                             Awards                        Payments
                                                                          -------------------------------------------------
                                                                                         Securities
                                                                                           Under-                   All
                                                           Other Annual    Restricted       Lying                  Other
     Name And                                                 Compen-        Stock        Options/       LTIP     Compen-
Principal Position             Year     Salary    Bonuses     Sation        Award(s)        SARs       Payouts    Sation
                                          ($)       ($)         ($)           ($)            (=)         ($)        ($)
        (a)                     (b)       (c)       (d)         (e)           (f)            (g)         (h)        (i)
---------------------------------------------------------------------------------------------------------------------------
David Jenkins                  1998       -0-       -0-         -0-           None          None         None       -0-
                             ----------------------------------------------------------------------------------------------
                               1997       -0-       -0-         -0-           None          None         None       -0-
                             ----------------------------------------------------------------------------------------------
                               1996       -0-       -0-         -0-           None          None         None       -0-
---------------------------------------------------------------------------------------------------------------------------
Antonino Cacace                1998       -0-       -0-         -0-           None          None         None       -0-

                                       21

                             ----------------------------------------------------------------------------------------------
                               1997       -0-       -0-         -0-           None          None         None       -0-
                             ----------------------------------------------------------------------------------------------
                               1996       -0-       -0-         -0-           None          None         None       -0-
---------------------------------------------------------------------------------------------------------------------------
Cosme M. Beccar                1998       -0-       -0-         -0-           None          None         None       -0-
                             ----------------------------------------------------------------------------------------------
Varela                         1997       -0-       -0-         -0-           None          None         None       -0-
                             ----------------------------------------------------------------------------------------------
                               1996       -0-       -0-         -0-           None          None         None       -0-
---------------------------------------------------------------------------------------------------------------------------

          None of the Company's officers and directors is currently party to an employment agreement with the Company. As of September 27, 1999 $0 salary has been paid or is owing to David Jenkins, Antonino Cacace or Cosme M. Beccar Varela. Directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company. As the Company is in the exploration stage, no value has been input for donated services.

(B)  Options/SAR Grants Table

     No options have been awarded to David Jenkins, Antonino Cacace or Cosme M. Beccar Varela to September 27, 1999. Stock options will be awarded during the last quarter of 1999.

(C)  Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

     No options have been awarded to David Jenkins, Antonino Cacace or Cosme M. Beccar Varela to September 27, 1999. Stock options will be awarded during the last quarter of 1999.

(D)  Long-Term Incentive Plan ("LTIP") Awards Table

     The Company does not have a Long-term Incentive Plan.


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

          Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

          During the three months ended March 31, 1999 salaries and wages aggregating, $0, the fiscal year ended December 31, 1998 $0 (December 31, 1997 - $0, December 31, 1996 - $0) were paid or are payable to directors or corporations controlled by directors in connection with managerial, engineering and administrative services provided. The Company intends to pay a salary of $7,000 per month to David Jenkins and $3,000 per month to Cosme M. Beccar Varela commencing in the second quarter of 1999.

          In  addition,   directors   and/or   officers  will  receive   expense
     reimbursement for expenses reasonably incurred on behalf of the Company.

          The Company believes that had amounts been paid they would be comparable to amounts that would have been paid to at arms length third party providers of such services.

Item 8.  DESCRIPTION OF SECURITIES

     Common Stock

          The Company is authorized to issue 50,000,000 shares of common stock, of which 13,000,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

          The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share rateably in all of the assets of the Company available for distribution to the holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

          The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own less than 1% of the outstanding shares of the Company.

                                     PART II

Item 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     (a) The common stock of the Company has been quoted on the OTC Bulletin Board since May 1, 1997. The following table sets forth high and low bid prices for the common stock for the calendar quarters indicated as reported by the OTC Bulletin Board from May 1, 1997 through September 27, 1999. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

    ----------------------------------------------------------------------------
                          First          Second           Third          Fourth
                         Quarter         Quarter         Quarter         Quarter
    ----------------------------------------------------------------------------
     1999 - High         $2.1250         $2.0625         $2.7500         N/A
    ----------------------------------------------------------------------------
     1999 - Low          $1.3750         $1.625          $2.0000         N/A
    ----------------------------------------------------------------------------
     1998 - High         $2.6875         $2.5000         $2.1250         $2.1250
    ----------------------------------------------------------------------------
     1998 - Low          $1.8125         $1.7500         $0.7500         $1.4375
    ----------------------------------------------------------------------------
     1997 - High         N/A             N/A             $0.5000         $2.5000
    ----------------------------------------------------------------------------
     1997 - Low          N/A             N/A             $0.1000         $0.7500
    ----------------------------------------------------------------------------

     (b) As of April 22, 1999, there were 29 holders of record of the common stock.

     (c) The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

     (d) No matters were submitted to a Vote of the shareholders during the last fiscal quarter.

Item 2. LEGAL PROCEEDINGS

          The Company is not a party to any litigation, and has no knowledge of any pending or threatened litigation against it.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.


Item 4. RECENT SALES OF UNREGISTERED SECURITIES

          In the last two years the Company issued the following securities without registration under the Securities Act of 1933, as Amended (the "Act").

          (1) In July 1997, the Company issued 5,500,000 shares of its common stock in exchange for the assets of Patagonia Gold Mines Ltd. The issuance of the stock was an exempt transaction pursuant to
               Section  4(2) of the  Act.

          (2) In addition, in July 1997 the Company issued 3,000,000 shares in connection with the acquisition of certain mining property exploration licence-permits in Argentina. This transaction was also exempt pursuant to Section 4(2) of the Act.

               The issuance of the stock pursuant to 4(2) were to private entities in exchange for assets. Pursuant Section 4(2), as the number of shareholders was to a limited group of sophisticated investors, issuance of the stock to them in private exchange was an exempt transaction not involving a public underwriting.

               From August 1997 - October 1997 the Company issued a total of 3,500,000 of its common stock pursuant to Section 3(b) Regulation D Rule 504 of the Act. These securities were sold as follows:

          (1) In August 1997, the Company issued 2,000,000 shares at a price of $0.12 per share for an aggregate consideration of $240,000 pursuant to Rule 504 of Regulation D. The securities were issued as follows: Emergent Mineres a.r.l. (Sark channel Islands), C. Morais (Spain). H. Schleicher (Germany), D. Schnura (Germany), G. Schnura (Spain).

          (2) In September 1997, the Company issued 1,000,000 shares at a price of $0.25 per share for an aggregate consideration of $250,000 pursuant to Rule 504 of Regulation D. The securities were issued as follows: Birchwood Holdings Ltd. (Nassau Bahamas), Mrs A. Jaramillo (Spain), Mr. A. Jaramillo (Spain), C. Morais (Spain), and G. Schnura (Spain).

          (3) In October 1997, the Company issued 500,000 shares at a price of $1.00 per share for an aggregate consideration of $500,000 pursuant to Rule 504 of Regulation D. The securities were issued as follows: D. Garthe (Germany), R. Graf (Germany), G. Luitz (Germany), H. Thome (Germany), H. Verheyen (Germany).

          Except for 3,500,000 shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended, subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

          The Registrant believes that each of the above-referenced transaction was exempt from registration under the Act, pursuant to Section 4(2) of the Act and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Statutory indemnification of Directors and Officers

          The Company's Bylaws provide for the indemnification of officers and directors. Each director and officer of the Corporation shall be indemnified by the Corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

          Section 607.0850 of the Florida Business Corporations Act, provides for the indemnification of the Company's directors, officers, employees or agents under certain circumstances as follows:

     Indemnification of Officers, Directors, Employee and Agents; Insurance

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favour by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in subsections (a) and
          (b) of this section, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

     (e)  Expenses  (including  attorneys'  fees)  incurred  by  an  officer  or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, reference to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     The Securities and Exchange Commission's Policy on Indemnification

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S
                              FINANCIAL STATEMENTS

                           PATAGONIA GOLD CORPORATION

Audited financial statements:                                               F-1

     Report of the Independent Accountants                                  F-3

     Consolidated Balance Sheets as at March 31, 1999,
              December 31, 1998 and 1997                                    F-4

     Statement of Stockholders' equity for the three-month periods ended March 31, 1999, (unaudited) and for the years
          ended December 31, 1998 and 1997                                  F-5

     Statementof Operations for the three-month periods
          ended March 31, 1999, March 31, 1998 (unaudited) and
          for the years ended December 31, 1998 and 1999                    F-6

     Statements of Cash Flows for the  three-month  periods
          ended March 31, 1999, March 31, 1998 (unaudited) and
          for the years ended December 31, 1998 and 1997                    F-7

     Summary of Significant Accounting Policies                             F-8

     Notes to the Consolidated financial Statements                         F-12

Consolidated Financial Statements (Unaudited) June 30, 1999

     Balance Sheets as at June 30, 1999 and 1998                            F-18

     Statements of Stockholders' Equity for the six-month period
       Ended June 30, 1999 (unaudited)                                      F-19

     Statements of Operations for the six-month periods ended
       June 30, 1999 and 1998                                               F-20

     Statements of Cash Flows for the six-month periods ended
       June 30, 1999 and 1998                                               F-21

     Notes to Financial Statements                                          F-22

                                                    Patagonia Gold Corporation

                                             Consolidated Financial Statements
                           For the three month period ended March 31, 1999 and
                                for the years ended December 31, 1998 and 1997
                                                   (Expressed in U.S. Dollars)

================================================================================

                                                      Patagonia Gold Corporation
--------------------------------------------------------------------------------


                                                               Table of Contents


Report of Independent Accountants


Consolidated Financial Statements


     Balance Sheets


     Statements of Stockholders' Equity


     Statements of Operations


     Statements of Cash Flows


Summary of Significant Accounting Policies


Notes to the Consolidated Financial Statements

================================================================================

                                               Report of Independent Accountants
--------------------------------------------------------------------------------

To The Board of Directors and Stockholders
Patagonia Gold Corporation


We have audited the Consolidated Balance Sheets of Patagonia Gold Corporation as at March 31, 1999 and December 31, 1998 and 1997 and the Consolidated Statements of Stockholders' Equity, Operations and Cash Flows for the three month period ended March 31, 1999 and for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1999 and December 31, 1998 and 1997 and the results of its operations and its cash flows for the three month period ended March 31, 1999 and for each of the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles in the United States.



                                                              "BDO Dunwoody LLP"
Vancouver, Canada
May 8, 1999                                                Chartered Accountants

================================================================================

                                                      Patagonia Gold Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. Dollars)

                                                                                            December 31
                                                                 March 31        --------------------------------
                                                                   1999               1998              1997
-----------------------------------------------------------------------------------------------------------------
Assets

Current
  Cash                                                      $    44,959          $    73,651          $ 1,301,165
  Receivables                                                       333                  220                1,678
  Investments (Note 2)                                        1,462,367            1,567,456              377,136
                                                            -----------------------------------------------------
                                                              1,507,659            1,641,327            1,679,979

Mineral property costs (Note 3)                                 300,000              300,000              300,000
                                                            -----------------------------------------------------

Total Assets                                                $ 1,807,659          $ 1,941,327          $ 1,979,979
=================================================================================================================
Liabilities and Stockholders' Equity

Liabilities

Current
  Accounts payable and accrued liabilities                  $    17,037          $    15,853          $    16,883
                                                            -----------------------------------------------------
Stockholders' equity
  Share capital (Note 4)
    Authorized
    50,000,000 common shares, par value $0.001
    Issued
    13,000,000 common shares                                     13,000               13,000               13,000
    Additional paid-in capital                                1,827,000            1,827,000            1,827,000
    Accumulated deficit                                        (194,048)            (164,285)             (28,577)
    Accumulated other comprehensive income -
        unrealized gains on securities available for
        sale                                                    144,670              249,759              151,673
                                                            -----------------------------------------------------
  Total stockholders' equity                                  1,790,622            1,925,474            1,963,096
                                                            -----------------------------------------------------
Total Liabilities and Stockholders' Equity                  $ 1,807,659          $ 1,941,327          $ 1,979,979
=================================================================================================================

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved by the Board:

/s/ David Jenkins          Director       /s/ Cosme M. Beccar Varela    Director
--------------------------                --------------------------

===================================================================================================================================
                                                                                                         Patagonia Gold Corporation
                                                                                    Consolidated Statements of Stockholders' Equity
                                                                                                        (Expressed in U.S. Dollars)
                                                        Common Stock         Additional                  Accumulated          Total
                                                -------------------------       Paid-In    Accumulated    Unrealized  Stockholders'
                                                    Shares         Amount       Capital        Deficit         Gains         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                                 1      $    --      $   --        $    --       $    --       $    --
Issuance of common stock in July 1997 at
$0.10 per share                                  5,500,000        550,000        --             --            --            550,000
Recapitalization to effect the issuance
 of shares on reverse acquisition                  999,999       (543,500)      543,500         --            --            --
                                                -----------------------------------------------------------------------------------

                                                 6,500,000          6,500       543,500         --            --            550,000
                                                                                           ----------------------------------------
Net loss for the year                                                                          (28,577)       --            (28,577)
Change in unrealized gains                                                                      --           151,673        151,673
                                                                                           ----------------------------------------

  Total comprehensive income                                                                   (28,577)      151,673        123,096
Issuance of common stock
  For cash
    - in August 1997 at $0.12 per share          2,000,000          2,000       238,000         --            --            240,000
    - in September 1997 at $0.25 per share       1,000,000          1,000       249,000         --            --            250,000
    - in October 1997 at $1.00 per share           500,000            500       499,500         --            --            500,000
  For mineral properties (Note 1)                3,000,000          3,000       297,000         --            --            300,000
                                                -----------------------------------------------------------------------------------

Balance, December 31, 1997                      13,000,000         13,000     1,827,000        (28,577)      151,673      1,963,096
                                                                                           ----------------------------------------
Net loss for the year                                                                         (135,708)       --            135,708)
Change in unrealized gains                                                                      --            98,086         98,086
                                                                                           ----------------------------------------
  Total comprehensive loss                                                                    (135,708)       98,086        (37,622)
                                                -----------------------------------------------------------------------------------

Balance, December 31, 1998                      13,000,000         13,000     1,827,000       (164,285)      249,759      1,925,474
                                                                                           ----------------------------------------
Net loss for the period                                                                                      (29,763)       (29,763)
Change in unrealized gains                                                                      --          (105,089)      (105,089)
                                                                                           ----------------------------------------
  Total comprehensive loss                                                                     (29,763)     (105,089)      (134,852)
                                                -----------------------------------------------------------------------------------

Balance, March 31, 1999                         13,000,000      $  13,000     $1,827,000     $ (194,048)   $   144,670   $ 1,790,622
===================================================================================================================================


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

================================================================================
                                                      Patagonia Gold Corporation
                                           Consolidated Statements of Operations
                                                     (Expressed in U.S. Dollars)

                                                       Three Months Ended           Twelve Months Ended
                                                            March 31                    December 31
                                                   ------------------------------------------------------------
                                                   1999            1998            1998            1997
---------------------------------------------------------------------------------------------------------------
                                                                   (Unaudited)

General and administrative expenses
  Consultants                                      $      6,000    $      6,000    $     24,000    $        --
  Office and miscellaneous                                2,227           5,835          11,547             595
  Professional fees - legal                               8,375           8,051           7,975           7,773
                    - accounting                            845           6,000          16,103             --
  Rent and other                                            832             103           2,710             761
  Salaries and wages                                      5,767           1,760           9,053             --
  Shareholder relations, advertising and
   promotion                                                 46              28             197             --
  Telephone                                                 260             --            2,098             772
  Transfer agent, listing and filing fees                   480             749           2,606           3,805
                                                    -----------------------------------------------------------
                                                         24,832          28,526          76,289          13,706
                                                    -----------------------------------------------------------

Less:
  Interest and other income                                 397          13,349          25,092          10,299
  Realized gain on sale of investments                      --            6,613          16,962             --
  Interest expense and foreign exchange                    (186)           (301)         (7,178)           (415)
                                                    -----------------------------------------------------------
                                                            211          19,661          34,876           9,884
                                                    -----------------------------------------------------------
                                                        (24,621)         (8,865)        (41,413)         (3,822)

Exploration expenses                                      5,142           1,407          94,295          24,755
                                                    -----------------------------------------------------------
Net loss for the period                            $    (29,763)   $    (10,272)   $   (135,708)   $    (28,577)
===============================================================================================================
Loss per share                                     $        --     $        --     $      (0.01)   $        --
                                                    ===========================================================
Weighted average shares outstanding                  13,000,000      13,000,000      13,000,000       6,916,667
===============================================================================================================

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

================================================================================

                                                      Patagonia Gold Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. Dollars)

                                                       Three Months Ended                Twelve Months Ended
                                                            March 31                         December 31
                                                 ------------------------------------------------------------------
                                                     1999               1998            1998                1997
-------------------------------------------------------------------------------------------------------------------
                                                                   (Unaudited)
Cash provided by (used in):

Cash flows from operating activities
  Net loss for the period                        $   (29,763)       $   (10,272)     $  (135,708)       $   (28,577)
  Adjustments to reconcile net loss to net
      Realized gain on sale of investments              --               (6,613)         (16,962)              --
      Changes in assets and liabilities
      Decrease (increase) in receivables                (113)             1,678            1,458             (1,678)
      (Decrease) increase in accounts
        payable                                        1,184             (4,883)          (1,030)            16,883
                                                 ------------------------------------------------------------------
                                                     (28,692)           (20,090)        (152,242)           (13,372)
                                                 ------------------------------------------------------------------
Cash flows used in investing activities
  Purchases of available-for-sale securities            --             (329,259)      (1,603,921)          (225,463)
  Proceeds on sale of available-for-sale
   securities                                           --               37,832          528,649               --
                                                 ------------------------------------------------------------------
                                                        --             (291,427)      (1,075,272)          (225,463)
                                                 ------------------------------------------------------------------
Cash flows used in financing activities
  Proceeds from the issuance of common
   stock                                                --                 --               --            1,540,000
                                                 ------------------------------------------------------------------
Increase (decrease) in cash for the
 period                                          $   (28,692)          (311,517)      (1,227,514)        (1,301,165)

Cash, beginning of period                             73,651          1,301,165        1,301,165               --
                                                 ------------------------------------------------------------------
Cash, end of period                              $    44,959        $   989,648      $    73,651        $ 1,301,165
===================================================================================================================

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

================================================================================

                                                      Patagonia Gold Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

Basis of Consolidation              These  consolidated   financial  statements,
                                    prepared  in  accordance   with   accounting
                                    principles  generally accepted in the United
                                    States,  include the accounts of the Company
                                    and its wholly-owned  subsidiary,  Patagonia
                                    Gold  Mines  Ltd.  Significant  intercompany
                                    accounts   and   transactions    have   been
                                    eliminated.


Unaudited Interim Consolidated
Financial Statements                In the opinion of the Company's  management,
                                    the  consolidated  statements  of operations
                                    and cash  flows for the  three-months  ended
                                    March  31,  1998  contain  all   adjustments
                                    (consisting   of   only   normal   recurring
                                    adjustments) necessary to present fairly the information set forth therein.

Mineral Properties  and
Exploration Expenses                Exploration  costs are charged to operations
                                    as  incurred  until  such time  that  proven
                                    reserves are  discovered.  At March 31, 1999
                                    and December 31, 1998 and 1997,  the Company
                                    did  not  have  proven  reserves.  Costs  of
                                    initial  acquisition  of mineral  rights and
                                    concessions   are   capitalized   until  the
                                    properties   are   abandoned  or  the  right
                                    expires.

                                    Exploration   activities  conducted  jointly
                                    with others are reflected at the Company's proportionate interest in such activities.

                                    Costs related to site restoration programs are accrued over the life of the project.

Investments                         Available-for-sale securities are carried at
                                    fair market  value with  unrealized  holding
                                    gains and losses  included in  stockholders'
                                    equity.   Realized   gains  and  losses  are
                                    determined on an average cost basis when securities are sold.

================================================================================

                                                      Patagonia Gold Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

Foreign Currency Transactions       Foreign  currency  accounts  are  translated
                                    into U.S. dollars as follows:

                                    At  the   transaction   date,   each  asset,
                                    liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into U.S. dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

Accounting Estimates                The  preparation of financial  statements in
                                    conformity    with    generally     accepted
                                    accounting principles requires management to
                                    make estimates and  assumptions  that affect
                                    the   reported   amounts   of   assets   and
                                    liabilities  and  disclosures  of contingent
                                    assets  and  liabilities  at the date of the
                                    financial   statements   and  the   reported
                                    amounts of revenue and  expenses  during the
                                    reporting   period.   Actual  results  could
                                    differ from those estimates and assumptions.

Fair Value of Financial
Instruments                         The  respective  carrying  value of  certain
                                    on-balance-sheet    financial    instruments
                                    approximated   their  fair   values.   These
                                    financial    instruments    include    cash,
                                    receivables,    investments   and   accounts
                                    payable and accrued liabilities. Fair values
                                    were assumed to approximate  carrying values
                                    for  these  financial  instruments,   except
                                    where  noted,  since  they are short term in
                                    nature    and   their    carrying    amounts
                                    approximate   fair   values   or  they   are
                                    receivable or payable on demand. Management is of the opinion that the Company is not exposed to significant interest, credit, or currency risks arising from these financial instruments.

================================================================================

                                                      Patagonia Gold Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

Income Taxes                        The  Company   follows  the   provisions  of
                                    Statement of Financial  Accounting Standards
                                    ("SFAS")  No.  109,  "Accounting  for Income
                                    Taxes",   which   requires  the  Company  to
                                    recognize   deferred  tax   liabilities  and
                                    assets   for   the   expected   future   tax
                                    consequences   of  events   that  have  been
                                    recognized   in  the   Company's   financial
                                    statements   or  tax   returns   using   the
                                    liability   method.   Under   this   method,
                                    deferred  tax  liabilities  and  assets  are
                                    determined    based    on   the    temporary
                                    differences  between the financial statement
                                    and tax  bases  of  assets  and  liabilities
                                    using  enacted  tax  rates in  effect in the
                                    periods   in  which  the   differences   are
                                    expected to reverse.

Loss Per Share                      Loss  per  share  is   computed   using  the
                                    weighted    average    number    of   shares
                                    outstanding during the period. Effective for
                                    the  year  ended   December  31,  1997,  the
                                    Company adopted SFAS No. 128,  "Earnings Per
                                    Share".

Comprehensive Income                In 1998,  the Company  adopted SFAS No. 130,
                                    "Reporting   Comprehensive   Income",  which
                                    establishes   standards  for  reporting  and
                                    display   of   comprehensive   income,   its
                                    components  and  accumulated  balances.  The
                                    Company is disclosing  this  information  on
                                    its  Statement  of   Stockholders'   Equity.
                                    Comprehensive  income  is  comprised  of net
                                    income    (loss)   and   all    changes   to
                                    stockholders' equity except those resulting from investments by owners and distributions to owners. SFAS No. 130 did not change the current accounting treatments for components of comprehensive income.

================================================================================

                                                      Patagonia Gold Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

New Accounting Pronouncements       In  June  1998,  the  Financial   Accounting
                                    Standards   Board   issued   SFAS  No.  133,
                                    "Accounting  for Derivative  Instruments and
                                    Hedging  Activities".  SFAS No. 133 requires
                                    companies  to  recognize   all   derivatives
                                    contracts as either assets or liabilities in
                                    the  balance  sheet and to  measure  them at
                                    fair value. If certain conditions are met, a
                                    derivative may be specifically designated as
                                    a hedge,  the objective of which is to match
                                    the  timing of gain or loss  recognition  on
                                    the hedging  derivative with the recognition
                                    of (i) the  changes in the fair value of the
                                    hedged   asset   or   liability   that   are
                                    attributable  to the hedged risk or (ii) the
                                    earnings  effect  of the  hedged  forecasted
                                    transaction. For a derivative not designated
                                    as a hedging instrument, the gain or loss is
                                    recognized   in  income  in  the  period  of
                                    change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

                                    Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

                                    In April 1998,  the  American  Institute  of
                                    Certified    Public    Accountants    issued
                                    Statement of Position  98-5,  "Reporting  on
                                    the  Costs of  Start-Up  Activities",  ("SOP
                                    98-5")  which   provides   guidance  on  the
                                    financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed In U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

1.   Nature of Business and Going Concern

     The Company was incorporated under the laws of the State of Florida on March 31, 1993 and is in the business of exploration and development of mineral properties. On October 13, 1997, the Company changed its name to Patagonia Gold Corporation.

     The Company was inactive until July 30, 1997 when it entered into a share exchange agreement with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), an inactive company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. There were no operations of the companies prior to July 30, 1997. At the conclusion of the transaction, the former shareholders of PGM controlled the Company and, thus, the transaction has been accounted for as a reverse acquisition of the Company by PGM. Consistent with accounting principles governing the accounting for reverse acquisitions, these consolidated financial statements are accounted for as a continuation of the legal subsidiary.

     The acquisition was recorded using the purchase method. As the net book value of the Company at the date of the acquisition was Nil, a nominal value has been assigned to shares issued pursuant to the share exchange agreement.

     Also on July 30, 1997, the Company acquired mineral properties in Argentina in exchange for the issuance of 3,000,000 common shares. The mineral properties were valued at $300,000.

     The recovery of the amounts shown for interests in mineral properties is dependent upon the discovery of economically recoverable reserves or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties and on future profitable operations.

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed In U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

2.   Investments

     Investments  consist  of  available-for-sale   equity  securities  and  are
     summarized as follows:

                                                    Gross            Gross
                                               Unrealized       Unrealized          Market
                                      Cost          Gains           Losses           Value
                               -----------------------------------------------------------
March 31, 1999
  Equity securities             $1,317,697     $  278,877       $  134,207      $1,462,367
                               ===========================================================
December 31, 1998
  Equity securities             $1,317,697     $  375,229       $  125,470      $1,567,456
                               ===========================================================
December 31, 1997
  Equity securities             $  225,463     $  151,673       $     --        $  377,136
                               ===========================================================

     Unrealized gains totalling $176,617 (December 31, 1998 - $174,043; 1997 - $151,673) relate to investments held by the Company's Bermuda subsidiary and are not subject to income tax.

--------------------------------------------------------------------------------

3.   Mineral Property Costs

     Applications for mineral concessions in the Province of La Rioja filed with the Argentina Director of Mines arising from the mineral properties acquired as disclosed in Note 1 are as follows:

     a)   Piloncho 1, Sierra de Chepes
     b)   Piloncho 2, Sierra de Chepes
     c)   Piloncho 20, Sierra de Chepes
     d)   Piloncho 21, Sierra de Chepes
     e)   Carmelita 16, Sierra de Chepes
     f)   Carmelita 17, Sierra de Chepes
     g)   Carmelita 18, Sierra de Chepes

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed In U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

4.   Share Capital

     On April 9, 1997, the Company amended its Articles of Incorporation to provide for the authorization of 50,000,000 common shares at $0.001 par value. Previously, the authorized capital was 200 common shares of no par value.

     Also, on April 9, 1997, the Company forward split its common stock 5,000:1, thus increasing the number of issued and outstanding common shares from 200 shares to 1,000,000 shares. This split has been reflected retroactively in these financial statements.

--------------------------------------------------------------------------------

5.   Supplemental Cash Flow Information

     Non-Cash Transactions

     The non-cash transactions listed below have not been included in the Statement of Cash Flows.

     a) On July 30, 1997, the Company exchanged 5,500,000 common shares for 100% of the issued and outstanding shares of Patagonia Gold Mines Ltd., a Bermuda corporation. The transaction was recorded at $Nil.

     b) On July 30, 1997, the Company issued 3,000,000 common shares in exchange for the mineral properties described in Note 3. This transaction was recorded at $300,000.

     Other

                                                       Three Months                          Years Ended
                                                      Ended March 31                         December 31
                                                  -----------------------------------------------------------
                                                  1999               1998              1998              1997
                                                  -----------------------------------------------------------
     c)   Interest paid                           $  --              $ --              $ 3,567           $ --

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed In U.S. Dollars)

Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

6.   Income Taxes

     (a) The Company has estimated net losses for tax purposes to March 31, 1999 totalling approximately $175,000 which may be applied against future taxable income. Accordingly, there is no tax expense charged to the Statement of Operations for the three month periods ended March 31, 1999 and 1998 or for the years ended December 31, 1998 and 1997. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

          The right to claim these losses is expected to expire as follows:

                         2008                                   $10,000
                         2012                                    16,000
                         2018                                   128,000
                         2019                                    21,000
                                                               --------
                                                               $175,000
                                                               ========

     (b) The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

                                                             December 31
                                       March 31        -----------------------
                                           1999        1998               1997
                                       ---------------------------------------
       Tax loss carryforwards           $ 59,000       $ 52,000        $ 9,000
       Valuation allowance               (59,000)       (52,000)        (9,000)
                                       ---------------------------------------
                                        $   --         $   --          $   --
                                       =======================================


          No tax effect has been recorded on the accumulated other comprehensive income-unrealized gains on securities available-for-sale due to the existence of US tax loss carryforwards.

                                                      Patagonia Gold Corporation

                                               Consolidated Financial Statements
                           For the six month period ended June 30, 1999 and 1998
                                                                       Unaudited
                                                     (Expressed in U.S. Dollars)

                                                      Patagonia Gold Corporation



Consolidated Financial Statements                                           PAGE
                                                                            ----
     Balance Sheets                                                         F-18

     Statements of Stockholders' Equity                                     F-19

     Statements of Operations                                               F-20

     Statements of Cash Flows                                               F-21

Notes to Financial Statements                                               F-22

-------------------------------------------------------------------------------------------------------
Patagonia Gold Corporation
Consolidated Balance Sheet (unaudited)
(Expressed in U.S. Dollars)                                                  June 30,       December 31,
                                                                               1999             1998
-------------------------------------------------------------------------------------------------------
Assets

Current
     Cash                                                                  $    42,977      $    73,651
     Receivables                                                                   168              220
     Investments                                                             1,577,910        1,567,456
                                                                           ----------------------------
                                                                             1,621,055        1,641,327

Mineral property costs                                                         300,000          300,000
                                                                           ----------------------------
Total Assets                                                               $ 1,921,055      $ 1,941,327
=======================================================================================================
Liabilities and Stockholders' Deficiency

Liabilities

Current
     Accounts payable and accrued liabilities                              $    49,510      $    15,853
     Notes payable                                                             140,831             --
                                                                           ----------------------------
                                                                               190,341           18,853
                                                                           ----------------------------

Stockholders' deficiency,
     Share Capital
          Authorized
               50,000,000 common shares, par value $0.001
          Issued
               13,000,000 (1998 - 13,000,000) common shares                     13,000           13,000
          Additional paid-in capital                                         1,827,000        1,827,000
          Deficit accumulated during the development stage                    (206,468)        (164,285)
          Accumulated other comprehensive income
            Unrealized gains/(losses) on securities available for sale          97,182          249,759
                                                                           ----------------------------
                                                                             1,730,714        1,925,474
                                                                           ----------------------------
Total Liabilities and Stockholders' Equity                                 $ 1,921,055      $ 1,941,327
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:

/s/ David Jenkins                             /s/ Cosme M. Beccar Varela
-----------------------------                 ------------------------------
Director                                      Director

------------------------------------------------------------------------------------------------------------------------------------
Patagonia Gold Corporation
Consolidated Statements of Stockholders' Equity (Unaudited)
(Expressed in U.S. Dollars)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Accumulated
                                                     Common Stock          Additional                  Unrealized Gain    Total
                                               -----------------------       Paid-In      Accumulated    (Loss) on     Shareholders'
                                                Shares         Amount        Capital        Deficit      Investment       Equity
                                             ---------------------------------------------------------------------------------------
Balance, January 1, 1997                               1    $      --      $      --      $      --      $      --      $      --
Issuance of common stock in July 1997 at
$0.10 per share                                5,500,000        550,000           --             --             --      $   550,000
Recapitalization to effect the issuance
  of shares on reverse acquisition               999,999       (543,500)       543,500           --             --             --
                                             ---------------------------------------------------------------------------------------
                                               6,500,000          6,500        543,500           --             --          550,000
                                                                                          ------------------------------------------
Net loss for the year                               --             --             --          (28,577)          --          (28,577)
Change in unrealised gains                          --             --             --             --          151,673        151,673
                                                                                          ------------------------------------------
Total comprehensive income                                                                    (28,577)       151,673        123,096
Issuance of common stock
  For cash
  - in August 1997 at $0.12 per share          2,000,000          2,000        238,000           --             --          240,000
  - in September 1997 at $0.25 per share       1,000,000          1,000        249,000           --             --          250,000
  - in October 1997 at $1.00 per share           500,000            500        499,500           --             --          500,000
For mineral properties                         3,000,000          3,000        297,000           --             --          300,000
                                             ---------------------------------------------------------------------------------------
  Balance, December 31, 1997                  13,000,000         13,000      1,827,000        (28,577)       151,673      1,963,096
                                                                                          ------------------------------------------
Net loss for the year                               --             --             --         (135,708)          --         (135,708)
Change in unrealised gains                          --             --             --             --          128,086        128,086
                                                                                          ------------------------------------------
  Total comprehensive loss                                                                   (135,708)       128,086         (7,622)
                                             ---------------------------------------------------------------------------------------
Balance, December 31, 1998                    13,000,000    $    13,000    $ 1,827,000    $  (164,285)   $   279,759    $ 1,955,474
Net loss for the period                             --             --             --          (42,183)          --          (42,183)
Change in unrealised gains                          --             --             --             --         (182,577)      (182,577)
                                                                                          ------------------------------------------
  Total comprehensive income                                                                  (42,183)      (182,577)      (224,760)
                                             ---------------------------------------------------------------------------------------
Balance, June 30, 1999                        13,000,000    $    13,000    $ 1,827,000    $  (206,468)   $    97,182    $ 1,730,714
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

-----------------------------------------------------------------------------------------------
Patagonia Gold Corporation
Consolidated Statements of Operations
(Expressed in U.S. Dollars)                          March 31,
                                                       1993               Six-months ended
                                                   (inception) to             June 30,
                                                      June 30,     ----------------------------
                                                       1999             1999            1998
                                                   (cumulative)     (Unaudited)     (Unaudited)
-----------------------------------------------------------------------------------------------

General and administrative expenses
     Consultants                                   $     36,000    $     12,000    $         --
     Interest, bank charges and foreign exchange         10,657           3,064           6,417
     Office and miscellaneous, net of recoveries         14,984           2,842           6,920
     Professional fees - legal                           24,123           8,375           8,202
                       - accounting                      16,948             845          10,000
     Rent and other                                       4,753           1,282           1,427
     Salaries and wages                                  16,863           7,810           4,543
     Shareholder relations, advertising and
         Promotion                                          316             119             113
     Transfer agents, listing and filing fees             7,338             927             818
     Travel                                                  --              --              22
     Telephone                                            3,289             419           1,378
                                                  ---------------------------------------------
                                                        135,271          37,863          39,840
     Less - interest income                              36,033             642          19,598
          - realized gain on sale of investments         16,962              --           6,613
                                                  ---------------------------------------------

                                                         82,276          37,041          13,629

Exploration expenses                                    124,192           5,142          17,082
                                                  ---------------------------------------------

Net loss for the period                            $    206,468    $     42,183    $     30,711
===============================================================================================

Loss per share                                                     $         (0)   $         (0)
===============================================================================================

Weighted average common shares outstanding                           13,000,000      13,000,000
===============================================================================================

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------------------------------------------------
Patagonia Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)                                         March 31
                                                                      1993                     Six-months ended
                                                                 (inception) to                    June 30,
                                                                    June 30,           ---------------------------------
                                                                      1999                1999                  1998
For the periods ended                                             (cumulative)         (Unaudited)           (Unaudited)
------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by:
Cash flows from operating activities
     Net loss for the period                                     $  (206,468)          $   (42,183)          $   (30,711)
     Adjustments to reconcile net loss to net cash used
       in operating activities
            Realized gain on sale of investments                     (16,962)                   --                (6,613)
     Changes in assets and liabilities
            Decrease (increase) in accounts receivable                  (168)                   52                 1,409
            Increase(decrease) in accounts payable                    49,510                33,657                11,175
                                                                --------------------------------------------------------

                                                                    (174,088)               (8,474)              (24,740)
                                                                --------------------------------------------------------

Investing activities
     Deposits on mineral properties                                       --                    --               (61,000)
     Purchase of available-for-sale securities                    (1,992,415)             (163,354)           (1,095,419)
     Proceeds on sale of available-for-sale securities               528,649                    --                30,357
                                                                --------------------------------------------------------

                                                                  (1,463,766)             (163,354)           (1,126,062)
                                                                --------------------------------------------------------
Financing activities
     Proceeds from issuance of common stock                        1,540,000                    --                    --
     Proceeds from notes payable                                     140,831               140,831                    --
                                                                --------------------------------------------------------

                                                                   1,680,831               103,862                    --
                                                                --------------------------------------------------------

Increase (decrease) in cash for the period                            42,977               (30,997)           (1,150,802)
Cash, beginning of period                                                 --                73,974             1,301,165
                                                                ========================================================
Cash, end of period                                              $    42,977           $    42,977           $   150,363
========================================================================================================================

The accompanying notes are an integral part of these financial statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

Basis of Presentation

     In the opinion of management, the accompanying interim financial statements contain all material adjustments consisting only of normal recurring adjustments necessary to present fairly the financial position, the results of operations and cash flows of the Company and its consolidated subsidiaries for the interim period. Users of the financial information produced for the interim periods are encouraged to refer to the footnotes contained in the Annual Report when reviewing interim financial results.

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Patagonia Gold Mines Ltd. All intercompany transactions and balances have been eliminated.

     Exploration costs are charged to operations as incurred as are normal development costs until such time that proven reserves are discovered. At June 30, 1999 and 1998, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires.

1.   Nature of Business and Going Concern

     The Company was incorporated under the laws of the State of Florida on March 31, 1993 and is in the business of exploration and development of mineral properties. On October 13, 1997, the Company changed its name to Patagonia Gold Corporation.

     The Company was inactive until July 30,1997 when it entered into a share exchange agreement with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), an inactive company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. There were no operations of the companies prior to July 30, 1997. At the conclusion of the transaction, the former shareholders of PGM controlled the Company and, thus, the transaction has been accounted for as a reverse acquisition of the Company by PGM. Consistent with accounting principles governing the accounting for reverse acquisitions, these consolidated financial statements are accounted for as a continuation of then legal subsidiary.

     The acquisition was recorded using the purchase method. As the net book value of the Company at the date of acquisition was Nil, a nominal value has been assigned to shares issued pursuant to the share exchange agreement.

     Also, on July 30, 1997, the Company acquired mineral properties in Argentina in exchange for the issuance of 3,000,000 common shares. The mineral properties were valued at $300,000.

     The recovery of the amounts shown for interests in mineral properties is dependent upon the discovery of economically recoverable reserves or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties and on future profitable operations.

2.   Investments

     Investments  consist  of  available-for-sale   equity  securities  and  are
     summarized as follows:

                              Cost           Net Unrealized       Market Value
                           -----------------------------------------------------
June 30, 1999              $1,480,728          $   97,182          $1,577,910
                           =====================================================
December 31, 1998          $1,317,697          $  279,436          $1,597,133
                           =====================================================
December 31, 1997          $  225,463          $  151,673          $  377,136
                           =====================================================

     Unrealized gains totaling $98,048 (December 31, 1998 - $174,043; 1997 - $151,673) relate to investments held by the Company's Bermuda subsidiary and are not subject to income tax.

3.   Mineral Properties and Exploration Expenses

     Applications for mineral concessions in the Province of La Rioja filed with the Argentina Director of Mines arising from the mineral properties acquired as disclosed in Note 1 are as Follows:

     a) Piloncho 1, Sierra de Chepes
     b) Piloncho 2, Sierra de Chepes
     c) Piloncho 20, Sierra de Chepes
     d) Piloncho 21, Sierra de Chepes
     e) Carmelita 16, Sierra de Chepes
     f) Carmelita 17, Sierra de Chepes
     g) Carmelita 18, Sierra de Chepes

4.   Related Party Transactions

          Related party transactions not disclosed elsewhere in these financial statements include:

          a) Included in accounts payable is $0 (December 30, 1998 - $0) due to directors and a law firm in which a director is a principle, in respect of salaries, consulting fees and reimbursement for operating expenses.

          b) During the period, consulting fees, salaries and wages of $0 (December 31, 1998 - $0) were paid or are payable to directors or a law firm in which a director is a principle.

                                    PART III


Item 1.  INDEX TO EXHIBITS                                                                  Page

1.1      Article of Incorporation of Cayman Purchasing & Supply, Inc.                       31

1.2      Company By-laws for Cayman Purchasing & Supply, Inc.                               33

1.3      Notice of reinstatement for Cayman Purchasing & Supply, Inc.                       39

1.4      Amendment to the Articles of Incorporation of Cayman Purchasing & Supply, Inc.     40

1.5      Notice of filing of Amendment to the Articles of Incorporation of Cayman
              Purchasing & Supply, Inc.                                                     41

1.6      Notice of filing of Amendment to the Articles of Incorporation of Cayman
              Purchasing & Supply, Inc. changing its name to Patagonia Gold Corporation     42

3.1      Agreement dated July 30, 1997 between The Company and Carrington
              International Limited                                                         43

21.1     Subsidiaries of the Company                                                        50

27.1     Financial Data Schedule                                                            51

                                   SIGNATURES

     In accordance with Section 12 of the securities exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 17, 1999

Patagonia Gold Corporation


By: /s/ David Jenkins
    ----------------------------------
    David Jenkins, President






                                       31